# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Qorvo, Inc., CIK 0001604778
CUSIP: 74736K101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 7628 THORNDIKE ROAD, GREENSBORO, North Carolina (NC), 27409
Date of event which requires filing of this statement: 03/21/2025
Amends the filing with accession number 0000921895-25-000115
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,270,655; shared voting power 0; sole dispositive power 8,270,655; shared dispositive power 0; aggregate amount beneficially owned 8,270,655 (8.9% of the class)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 3,730,607; shared voting power 0; sole dispositive power 3,730,607; shared dispositive power 0; aggregate amount beneficially owned 3,730,607 (4% of the class)
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 507,252; shared voting power 0; sole dispositive power 507,252; shared dispositive power 0; aggregate amount beneficially owned 507,252 (0.5% of the class)
- Starboard Value & Opportunity C LP (CIK 0001571704): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 397,133; shared voting power 0; sole dispositive power 397,133; shared dispositive power 0; aggregate amount beneficially owned 397,133 (0.4% of the class)
- Starboard Value R LP (CIK 0001575972): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 397,133; shared voting power 0; sole dispositive power 397,133; shared dispositive power 0; aggregate amount beneficially owned 397,133 (0.4% of the class)
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 196,840; shared voting power 0; sole dispositive power 196,840; shared dispositive power 0; aggregate amount beneficially owned 196,840 (0.2% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 196,840; shared voting power 0; sole dispositive power 196,840; shared dispositive power 0; aggregate amount beneficially owned 196,840 (0.2% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 593,973; shared voting power 0; sole dispositive power 593,973; shared dispositive power 0; aggregate amount beneficially owned 593,973 (0.6% of the class)
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,332,439; shared voting power 0; sole dispositive power 1,332,439; shared dispositive power 0; aggregate amount beneficially owned 1,332,439 (1.4% of the class)
- Starboard G Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,248,472; shared voting power 0; sole dispositive power 1,248,472; shared dispositive power 0; aggregate amount beneficially owned 1,248,472 (1.3% of the class)
- Starboard Value G GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,248,472; shared voting power 0; sole dispositive power 1,248,472; shared dispositive power 0; aggregate amount beneficially owned 1,248,472 (1.3% of the class)
- Starboard Value A LP (CIK 0001575998): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,248,472; shared voting power 0; sole dispositive power 1,248,472; shared dispositive power 0; aggregate amount beneficially owned 1,248,472 (1.3% of the class)
- Starboard Value A GP LLC (CIK 0001575974): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,248,472; shared voting power 0; sole dispositive power 1,248,472; shared dispositive power 0; aggregate amount beneficially owned 1,248,472 (1.3% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,270,655; shared voting power 0; sole dispositive power 8,270,655; shared dispositive power 0; aggregate amount beneficially owned 8,270,655 (8.9% of the class)
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,270,655; shared voting power 0; sole dispositive power 8,270,655; shared dispositive power 0; aggregate amount beneficially owned 8,270,655 (8.9% of the class)
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,270,655; shared voting power 0; sole dispositive power 8,270,655; shared dispositive power 0; aggregate amount beneficially owned 8,270,655 (8.9% of the class)
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,270,655; sole dispositive power 0; shared dispositive power 8,270,655; aggregate amount beneficially owned 8,270,655 (8.9% of the class)
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,270,655; sole dispositive power 0; shared dispositive power 8,270,655; aggregate amount beneficially owned 8,270,655 (8.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Qorvo, Inc.
Address of issuer's principal executive offices: 7628 THORNDIKE ROAD, GREENSBORO, North Carolina (NC), 27409
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), with respect to the shares of Common Stock, $0.0001 par value per share (the "Shares"), of Qorvo, Inc. (the "Issuer"), directly and beneficially owned by it;

(ii) Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), with respect to the Shares directly and beneficially owned by it;

(iii) Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), with respect to the Shares directly and beneficially owned by it;

(iv) Starboard Value R LP ("Starboard R LP"), as the general partner of Starboard C LP;

(v) Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), with respect to the Shares directly and beneficially owned by it;

(vi) Starboard Value L LP ("Starboard L GP"), as the general partner of Starboard L Master;

(vii) Starboard Value R GP LLC ("Starboard R GP"), as the general partner of Starboard R LP and Starboard L GP;

(viii) Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), with respect to the Shares directly and beneficially owned by it;

(ix) Starboard G Fund, L.P., a Delaware limited partnership ("Starboard G LP"), with respect to the Shares directly and beneficially owned by it;

(x) Starboard Value G GP, LLC ("Starboard G GP"), as the general partner of Starboard G LP;

(xi) Starboard Value A LP ("Starboard A LP"), as the managing member of Starboard G GP;

(xii) Starboard Value A GP LLC ("Starboard A GP"), as the general partner of Starboard A LP;

(xiii) Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, Starboard G LP and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC;

(xiv) Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value LP;

(xv) Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP;

(xvi) Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co;

(xvii) Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xviii) Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard G LP, Starboard G GP, Starboard A LP, Starboard A GP, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Exhibit 1 to the Schedule 13D and are incorporated by reference in this Item 2.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard G LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, Starboard G LP and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard G GP serves as the general partner of Starboard G LP. Starboard A LP serves as the managing member of Starboard G GP. Starboard A GP serves as the general partner of Starboard A LP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1 to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1 to the Schedule 13D, annexed thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Exhibit 1 to the Schedule 13D, annexed thereto, is set forth therein and is incorporated by reference in this Item 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master, Starboard G LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 3,730,607 Shares beneficially owned by Starboard V&O Fund is approximately $264,996,122, excluding brokerage commissions. The aggregate purchase price of the 507,252 Shares beneficially owned by Starboard S LLC is approximately $35,761,226, excluding brokerage commissions. The aggregate purchase price of the 397,133 Shares beneficially owned by Starboard C LP is approximately $27,998,378, excluding brokerage commissions. The aggregate purchase price of the 196,840 Shares beneficially owned by Starboard L Master is approximately $13,874,431, excluding brokerage commissions. The aggregate purchase price of the 1,332,439 Shares beneficially owned by Starboard X Master is approximately $94,450,807, excluding brokerage commissions. The aggregate purchase price of the 1,248,472 Shares beneficially owned by Starboard G LP is approximately $90,352,054, excluding brokerage commissions. The aggregate purchase price of the 857,912 Shares held in the Starboard Value LP Account is approximately $60,939,654, excluding brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 93,396,832 Shares outstanding, as of January 22, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 29, 2025.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.

In addition to the Shares beneficially owned by the Reporting Persons as set forth in this filing, and while the Reporting Persons have no current knowledge of the following holdings, the Reporting Persons understand that TD Asset Management Inc. and Toronto Dominion Bank (together, "TD") had investment discretion over 22,821 Shares as of December 31, 2024, which would represent beneficial ownership of approximately 0.02% of the outstanding Shares as of such date, as such information is set forth in the Form 13F-HR filing filed by TD Asset Management Inc. on February 11, 2025 and the 13F-HR/A filing by Toronto Dominion Bank on February 19, 2025. As reported in the Form ADV filed by Starboard Value, Toronto Dominion Bank is included as an indirect control person under Schedule B/C Indirect Owners of the Form ADV as a result of the closing of the acquisition of Cowen Inc. by Toronto Dominion Bank. The validity of the indirect transfer of Cowen Inc.'s ownership interest in Starboard Value is subject to an ongoing dispute. The Reporting Persons disclaim the existence of a "group" within the meaning of Section 13(d)(3) of the Exchange Act with TD or any other person other than the other Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

As previously disclosed, Starboard V&O Fund entered into forward purchase contracts with Bank of America as the counterparty providing for the purchase of an aggregate of 507,186 Shares (the "BA Forward Contracts"). The BA Forward Contracts have a final valuation date of May 21, 2026, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Starboard V&O Fund has exercised the BA Forward Contracts and thereby acquired 507,186 Shares. Accordingly, Starboard V&O Fund is no longer a party to the BA Forward Contracts.

As previously disclosed, Starboard V&O Fund entered into forward purchase contracts with Morgan Stanley as the counterparty providing for the purchase of an aggregate of 1,995,230 Shares (the "MS Forward Contracts"). The MS Forward Contracts have a final valuation date of June 17, 2026, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Starboard V&O Fund has exercised the MS Forward Contracts and thereby acquired 1,995,230 Shares. Accordingly, Starboard V&O Fund is no longer a party to the MS Forward Contracts.

On March 24, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in the Securities.

99.1 - Joint Filing Agreement by and among the Reporting Persons, dated March 24, 2025.

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its general partner (03/24/2025)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (03/24/2025)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its manager (03/24/2025)
- Starboard Value & Opportunity C LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R LP, its general partner (03/24/2025)
- Starboard Value R LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (03/24/2025)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value L LP, its general partner (03/24/2025)
- Starboard Value L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (03/24/2025)
- Starboard Value R GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (03/24/2025)
- Starboard X Master Fund Ltd: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (03/24/2025)
- Starboard G Fund, L.P.: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value G GP, LLC, its general partner (03/24/2025)
- Starboard Value G GP, LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value A LP, its general partner (03/24/2025)
- Starboard Value A LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory for Starboard Value A GP LLC, its general partner (03/24/2025)
- Starboard Value A GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (03/24/2025)
- Starboard Value GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its member (03/24/2025)
- Starboard Principal Co LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (03/24/2025)
- Starboard Principal Co GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (03/24/2025)
- Smith Jeffrey C: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (03/24/2025)
- Feld Peter A: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Peter A. Feld (03/24/2025)